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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                SCHEDULE TO - I
                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                      SECURITIES AND EXCHANGE COMMISSION)
                             ---------------------

                                AMENDMENT NO. 2


                               WOLOHAN LUMBER CO.
                                (Name of Issuer)

                          WOLOHAN LUMBER CO. (ISSUER)
(Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   977865-104
                     (CUSIP Number of Class of Securities)

                                JAMES L. WOLOHAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WOLOHAN LUMBER CO.
                               1740 MIDLAND ROAD
                            SAGINAW, MICHIGAN 48603
                                 (989) 793-4532
                 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:
                           VERNE C. HAMPTON, II, ESQ.
                             DICKINSON WRIGHT PLLC
                        500 WOODWARD AVENUE, SUITE 4000
                            DETROIT, MICHIGAN 48226
                                 (313) 223-3546

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  $22,500,000              AMOUNT OF FILING FEE  $4,500.00

* Assumes purchase of 1,500,000 shares of common stock, par value $1.00 per share, at the tender offer price of $15.00 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
AMOUNT PREVIOUSLY PAID: $4,500.00                FILING PARTY: Wolohan Lumber Co.
FORM OR REGISTRATION NO.: Schedule TO            DATE FILED: August 7, 2001
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13c-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


     This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Wolohan Lumber Co., a Michigan corporation, to purchase up to 1,500,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 16, 2000, between the Issuer and Registrar and Transfer Company, as the Rights Agent, at a price of $15.00 net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 8, 2001 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.



     The Offer to Purchase, a copy of which was previously filed with this Schedule TO as Exhibit (a)(1)(A) is hereby amended as follows in response to
Item 4 of this Tender Offer Statement on Schedule TO. The Letter of Transmittal, a copy of which was previously filed with this Schedule TO as Exhibit (a)(1)(B) is hereby amended as hereinafter provided.

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Item 4.  Terms of Transaction.

1.       Number of Shares

         The third sentence of the sub-paragraph headed "Proration" under the caption "Number of Shares" is amended to read as follows:

                  "Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the Odd Lot procedure described above and the conditional tender procedure described in Section 6, we would expect that we will be able to announce the final proration factor and commence payment for any shares purchased pursuant to the offer promptly after the Expiration Date and in any event within three business days after the Expiration Date."

4.       Withdrawal Rights

The first sentence under the caption "Withdrawal Rights" is amended to read as follows:

                  "Shares tendered pursuant to the offer may be withdrawn at any time during the period that the offer may be considered open, including the Expiration Date on Friday, September 21, 2001, and unless already accepted for payment by us pursuant to the offer, may be withdrawn at any time after the Expiration Date at 5:00 p.m. Eastern time, on Friday, September 21, 2001."

7.       Conditions of the Offer

         The sixth sentence of the last paragraph under the caption "Conditions of the Offer" reading as follows is deleted in its entirety:

                  "The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances."

Letter of Transmittal

         The paragraph numbered (4) in the section as to covenants, representations and warranties by the shareholder in the Letter of Transmittal is amended to read as follows:

                  "(4) the undersigned agrees to all of the terms of the offer."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOLOHAN LUMBER CO.

                                          By: /s/ JAMES L. WOLOHAN
                                            ------------------------------------
                                            Name: James L. Wolohan
                                            Title: President and Chief Executive
                                              Officer


Date: August 29, 2001